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                                                                    Exhibit 99.1
[HIGHFIELDS CAPITAL LOGO]


December 16, 2002


Mr. Landon H. Rowland
Chairman and CEO
Stilwell Financial Inc.
920 Main St.--21st Floor
Kansas City, MO 64105


Dear Landon:

Since we first spoke last month, there has been considerable speculation in the marketplace as to what Highfields' intentions are. Additionally, in the past few weeks, the Janus management has openly acknowledged that the current level of compensation is a problem that it intends to address, and in discussions has allowed that disposing of the DST Systems, Inc. stake in a fully-taxable transaction would be value-destroying.

We want to commend you and Mark Whiston for undertaking both this broad reevaluation of alternatives for DST and the compensation and employment arrangements originally contemplated in the proposed reorganization. Clearly, these are steps in the right direction. As we communicated to you in our prior discussions, we do not believe that your current debt level is excessive, and bringing total compensation expense in line with industry norms will only improve Stilwell's coverage ratios.

Your recent Form 8-K filing demonstrated that the range of alternative transactions is broad and the task of redesigning compensation arrangements is substantial. The shareholders' interest lies in allowing adequate time for alternatives of any kind to be explored and in the Board having time to receive, deliberate and take action on them.

In this era of heightened scrutiny on issues relating to good corporate governance, we believe that these initiatives, particularly the compensation restructuring, should be undertaken prior to the completion of the reorganization, and if this causes the reorganization to be pushed into next year, so be it. Furthermore, pursuant to Janus management's representations that the "new Janus" will be more transparent, it would be helpful if Stilwell publicly disclosed the Janus employment contracts now while the issue is on the table rather than waiting until the next proxy when the reorganization will presumably have been completed.

We appreciate your efforts, and that of your fellow Board members to both preserve the valuable Janus franchise, and to position it for future growth. We are confident that your decision to be open to alternatives will reward shareholders, as well as Janus management, employees and clients.


Sincerely,


Jonathon S. Jacobson               Richard Grubman

Cc: Mark B. Whiston


Highfields Capital Management LP
200 Clarendon Street o Boston o Massachusetts 02116
Telephone 617-850-7500 o